Everquest Financial Ltd.
                              152 West 57th Street
                            New York, New York 10019




                                                                   June 25, 2007


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: Everquest Financial Ltd.: Application for Withdrawal of Registration Statement on Form S-1 (Reg. No. 333-142782)
                  --------------------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Everquest Financial Ltd. (the "Company") hereby applies for the withdrawal of its Registration Statement on Form S-1 (File No. 333-142782) with all exhibits thereto (collectively, the "Registration Statement").

         The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on May 9, 2007, in connection with the proposed initial public offering of the Company's common stock. The Commission has not declared the Registration Statement effective and no securities have been sold pursuant to the Registration Statement. The Registration Statement is being withdrawn because the Company has decided that it does not wish to proceed with its initial public offering of common stock at this time.

         Please contact Corey R. Chivers at (212) 310-8893 if you have any questions regarding this request for withdrawal.

                                             Sincerely,

                                             Everquest Financial Ltd.

                                             By:      /s/ Smita Conjeevaram
                                                -------------------------------
                                                Name:  Smita Conjeevaram
                                                Title: Chief Financial Officer